[JONES DAY LETTERHEAD]

January 12, 2017

BY EDGAR

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:     Chuy's Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2015
Form 8-K filed August 2, 2016
Response Dated November 1, 2016
Response Dated December 9, 2016
File No. 001-35603

Ladies and Gentlemen:

On behalf of Chuy’s Holdings, Inc. (the “Company”), we are submitting this letter in connection with the review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission of the filings referenced above. This letter follows our telephone conversation held on January 12, 2017.
As discussed, the Company will present restaurant-level operating profit in its earnings releases as a supplemental non-GAAP measure and will provide a reconciliation of this measure to Income from operations, the most directly comparable GAAP measure. The Company will also include appropriate cautionary language around the limitations of using this non-GAAP measure as a supplement to GAAP measures.
If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Jon W. Howie, Vice President and Chief Financial Officer, Chuy’s Holdings, Inc.